UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission File No. 000-31127

A.Full title of the plan and the address of the plan, if different from that of the issuer named below: SPARTANNASH COMPANY SAVINGS PLUS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

  as of December 31, 2017 and 2016

Statements of Changes in Net Assets Available for Benefits for the years ended

  December 31, 2017 and December 31, 2016

Notes to Financial Statements

Supplemental Schedule as of December 31, 2017

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN

Dated:	June 6, 2018	By:	SPARTANNASH COMPANY
Plan Administrator

		By:	/s/ Mark E. Shamber
Mark E. Shamber
Chief Financial Officer
(Principal Financial Officer)

SpartanNash Company

Savings Plus Plan

Financial Statements

and

Supplementary Information

For the Years Ended

December 31, 2017 and 2016

SpartanNash Company Savings Plus Plan

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements for the Years Ended December 31, 2017 and 2016

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Supplementary Information as of December 31, 2017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

SpartanNash Company Savings Plus Plan

850 76th Street

Grand Rapids, Michigan 49518

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SpartanNash Company Savings Plus Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to SpartanNash Company Savings Plus Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinions.

Supplemental Information

The accompanying December 31, 2017 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the SpartanNash Company Savings Plus Plan financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

We have served as SpartanNash Company Savings Plus Plan’s independent auditor since 2005.

Grand Rapids, Michigan

June 6, 2018

SpartanNash Company Savings Plus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments at fair value
Plan interest in SpartanNash Company Savings Plus Master Trust	$497,632,959	$426,858,505

Receivables
Employer contributions	180,423	5,580,314
Participant contributions	502,843	457,167
Notes receivable from participants	6,873,667	6,472,708

Total receivables	7,556,933	12,510,189

Total assets	505,189,892	439,368,694

LIABILITIES
Excess contributions payable (equal to total liabilities)	408,616	350,652

Net assets available for benefits	$504,781,276	$439,018,042

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2017	2016
Additions to net assets attributed to
Contributions
Participants	$20,616,264	$20,071,470
Employer	6,965,752	12,222,119
Rollover	3,854,714	1,400,219

Total contributions	31,436,730	33,693,808

Investment income
Net appreciation in aggregate fair value of investments in SpartanNash Company Savings Plus Master Trust	62,527,337	15,820,622
Dividends and interest	12,617,526	13,399,180

Total investment income	75,144,863	29,219,802

Interest income – notes receivable from participants	374,279	326,352

Total additions	106,955,872	63,239,962

Deductions from net assets attributed to
Benefits paid to participants	40,328,739	41,034,213
Administrative expenses	863,899	711,839

Total deductions	41,192,638	41,746,052

Net increase	65,763,234	21,493,910

Net assets available for benefits
Beginning of year	439,018,042	417,524,132

End of year	$504,781,276	$439,018,042

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SpartanNash Company Savings Plus Plan, (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union associates of SpartanNash Company (the “Plan Sponsor” or “Company”) as well as union associates of Military Distributors of Virginia (“MDV”), a division of SpartanNash, at the Landover, Maryland; Norfolk, Virginia; and Columbus, Georgia distribution facilities.  Associates are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21.  Union associates of MDV in Norfolk and Columbus are eligible upon hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 6, 2017, the Plan Sponsor acquired certain assets and assumed certain liabilities of Caito Foods Service (“Caito”) and Blue Ribbon Transport (“BRT”), resulting in many associates formerly employed by Caito and BRT becoming employed by the Company.  These associates became eligible to participate in the Plan on February 1, 2017 if the participant had at least six months of continuous service with Caito or BRT since their  most recent hire date, and was at least age 21 as of February 1, 2017.

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to the maximum allowed by the Internal Revenue Code (“IRC”).  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  The 2017 and 2016 Company contribution to each qualified participant’s account was 50% of the first 6% of eligible compensation deferred by the participant, except no matching contributions are made with regard to catch-up contributions.  Participants may also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans.

The Company may also elect to make a discretionary profit sharing contribution to the Plan for eligible participants.  Associates are eligible to receive discretionary profit sharing contributions on the first date of entry (January 1 or July 1) after the participant completes one year of service, with 1,000 hours, and attains age 21.  The profit sharing contribution is targeted at 1.5% of eligible compensation annually, subject to the Company’s fiscal year end results and approval by management after Plan year end.  No contribution was made for 2017.  The contribution for 2016  was approved at 1.63% of eligible compensation for a total of $5,417,275, and was included within employer contributions receivable in the statements of net assets available for benefits.  Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Contributions received from participants for 2017 and 2016 are net of payments of $408,616 and $350,652, respectively, made in 2018 and 2017, respectively, to certain active participants to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Plan.  These amounts are recognized in the Plan’s statements of net assets available for benefits as “excess contributions payable” at December 31, 2017 and 2016.

Investment Options

Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (the “Master Trust”) (Note 2).  The Plan offers mutual funds, common collective trusts, and a stable value common collective trust.  In addition, the Plan allows each participant to create a self-directed brokerage account in which the participant can choose from a variety of investments allowed by ERISA.  Effective December 31, 2014, the Plan no longer offers the common stock of the Plan Sponsor as an investment option for future contribution elections, however, participants may continue to hold existing shares in their accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching and discretionary profit sharing contributions, when made, Plan earnings or losses and charged with an allocation of administrative expenses.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  Participants who initiate a loan or benefit payment are charged a fee for that transaction.  The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the participant’s vested percentage in their matching and discretionary profit sharing contribution accounts is based upon years of vested service.  A participant is 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000, up to a maximum of 50% of the participant’s vested account balance reduced by the outstanding balance of any other loan to the participant.  Additionally, to be non-taxable, the note receivable cannot exceed $50,000; reduced by the participant’s highest outstanding notes receivable balance during the 12-month period immediately preceding the note receivable issuance date.  The terms for new notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence.  The notes receivable are collateralized by the balance in the participant’s account and bear interest at annual rates ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time of the issuance of the note receivable.  Notes receivable from participants that are transferred into the Plan continue under their original terms through final payoff.  Principal and interest is reimbursed ratably through payroll deductions.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant’s account or installment payments as defined by the Plan agreement.  All participant accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan.  In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age.  The Plan also permits withdrawals of active participants’ elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeitures

Forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan or to reduce future Company matching contributions.  During 2017 and 2016, forfeited nonvested accounts of $119,581 and $114,872, respectively, were used to pay administrative expenses.  During 2017 and 2016, forfeited nonvested accounts of $412,337 and $226,512, respectively, were used to offset Company contributions.  At December 31, 2017 and 2016, forfeited nonvested accounts totaled $63,587 and $50,310, respectively.  These accounts will be used to pay future administrative expenses and reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid either by the Plan or the Company, as provided by the Plan document.  Certain administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules.  Expenses that are paid directly by the Company are excluded from these financial statements.  Fees for trustee and custodial services are paid by the Plan.  An administrative fee is charged to those participants electing to receive a distribution.  There is also an administrative service fee charged to the individual participant’s account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisor.  See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.  No allowance for credit losses has been recorded as of December 31, 2017 or 2016.  Interest income from notes receivable from participants is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.

Contributions

Participant contributions are recorded when withheld from compensation.  Employer contributions are recorded in the period in which they become the obligations of the Company.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

Recently Issued Accounting Standards

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, “Employee Benefit Plan Master Trust Reporting.”  ASU 2017-06 is effective on a retrospective basis for fiscal years beginning after December 15, 2018.  Earlier application is permitted.  The amendments require that all plans disclose the dollar amount of their interest in each of the general types of investments held by a Master Trust.  The amendments also require all plans to disclose: (a) their master trust’s other (non-investment) asset and liability balances; and (b) the dollar amount of the plan’s interest in each of those balances.  The adoption of this standard will not impact the Plan’s financial statements, but will require enhanced disclosures.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

2.	INVESTMENTS

The Plan’s investments consist of an interest in the Master Trust, a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”).  The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for Union Associates for investment and administrative purposes.  The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among both plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.  Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans.  The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The investment income for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) is as follows for the years ended December 31:

	2017	2016

Total net appreciation in fair value of investments	$66,806,571	$17,455,819
Total dividends and interest	13,885,101	14,526,363
Total investment income	$80,691,672	$31,982,182

The assets of the Master Trust are summarized as follows at December 31:

	2017	2016
Investments at fair value:
Mutual funds	$275,725,358	$393,956,809
Common Collective Trusts	201,317,111	-
Stable Value Common Collective Trust	52,483,200	58,047,898
Self-directed brokerage accounts	716,136	-
Common stock	4,990,193	8,102,808

Total investments	$535,231,998	$460,107,515
Plan’s investment in the Master Trust	$497,632,959	$426,858,505
Plan’s percentage interest in total assets of the Master Trust	92.98%	92.77%

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.   There have been no changes in the methodologies used at December 31, 2017 and 2016:

Mutual funds:  Shares held in mutual funds are valued at active market prices that represent the Net Asset Value (“NAV”) of shares held by the Plan at year end and are classified as Level 1.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”).  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are therefore deemed to be actively traded.

Common collective investment trusts:  Valued at the NAV of units of a bank collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The fund provides for daily redemptions by the Plan at reported NAV with no advance requirements or unfunded commitments.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Stable value common collective trust:  The fair value of investments held in the Vanguard Retirement Savings Trust II as of December 31, 2017 and 2016, a stable value common collective trust, is based on the NAV as reported by the issuer of the collective trust fund as of or close to the financial statement date. The NAV is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy.  The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income and are designed to allow the fund to maintain a constant net asset value.  The fund provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements or unfunded commitments.

Self-directed brokerage accounts: These accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified as Level 1.

Common stock:  SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31:

	2017
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$275,725,358	$275,725,358	$-	$-	$-
Common Collective Trusts	201,317,111	-	-	-	201,317,111
Stable Value Common
Collective Trust	52,483,200	-	-	-	52,483,200
Self-directed brokerage accounts	716,136	716,136	-	-	-
Common stock	4,990,193	4,990,193	-	-	-

Total investments	$535,231,998	$281,431,687	$-	$-	$253,800,311

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

	2016
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$393,956,809	$393,956,809	$-	$-	$-
Stable Value Common
Collective Trust	58,047,898	-	-	-	58,047,898
Common stock	8,102,808	8,102,808	-	-	-

Total investments	$460,107,515	$402,059,617	$-	$-	$58,047,898

(1)	Assets are measured at the NAV (or its equivalent) on a non-active market and therefore have not been classified in the fair value hierarchy.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  There were no transfers of assets between levels for the years ended December 31, 2017 and 2016.

4.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Substantially all professional fees for the administration and audit of the Plan are paid by the Company.  Other professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to Fidelity.  The fees paid by the Plan for these services, net of forfeitures, amounted to $744,318 and $596,967 for 2017 and 2016, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan.  Such investments fall within the investment guidelines of the Plan and are considered related party transactions.  The participating plans in the Master Trust together held $110,347,417 and $82,248,525 in such investments as of December 31, 2017 and 2016, respectively.

The Plan’s investment in SpartanNash Company common stock represents a party-in-interest transaction.  The participating plans in the Master Trust together held 187,039 and 204,927 shares of SpartanNash Company common stock as of December 31, 2017 and 2016, respectively, representing approximately 0.51% and 0.55%, respectively, of the Company’s outstanding shares as of each of those dates.

Cash dividends of $123,208 and $127,713 were paid to the Master Trust by the Company during 2017 and 2016, respectively, based on shares held by the Master Trust on the dates of declaration.  This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

5.	INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated March 31, 2017, that the Plan and the related Master Trust are designed in accordance with applicable sections of the IRC.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

6.	PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their account.  Any unallocated assets of the Plan would be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, a stable value common collective trust, common collective trusts, common stocks, and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	TRANSFERS OF ASSETS TO OR FROM THE PLAN

There were no assets transferred to or from the Plan during 2017 or 2016.

* * * * *

SUPPLEMENTARY INFORMATION

SpartanNash Company Savings Plus Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

PLAN #002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$497,632,959

*	Notes receivable from participants	Maturity 1-16 years, with interest rates ranging between 4.25% and 9.25%; collateralized by participant account balances	6,873,667

	Total		$504,506,626

(a)An asterisk in this column identifies a person or party known to be a party-in-interest.